

September 28, 2022

Tammy Brandt
Chief Legal Officer
FaZe Holdings Inc.
720 N. Cahuenga Blvd.
Los Angeles, California 90038

      Re: FaZe Holdings Inc.
          Amendment No. 3 to Registration Statement on Form S-1
          Filed September 27, 2022
          File No. 333-266435

Dear Ms. Brandt:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 19, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed September 27, 2022

Exhibit 5.1

1.   Please revise the opinion to reflect the updated numbers of shares covered by the registration statement.

You may contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Laura Kaufmann Belkhayat